EX-99.B-77Q1(a)

SUB-ITEM 77Q1(a): Material amendments to the registrant’s charter or by-laws.

IVY FUNDS

Supplement dated May 29, 2014 to the

Ivy Emerging Markets Local Currency Debt Fund Prospectus

dated April 30, 2014

The following replaces the second paragraph under the “The Management of the Fund — Investment Adviser” section on page 14:

IICO has received “manager of managers” exemptive relief from the SEC (the “Order”) that permits IICO, subject to the approval of the Trust’s Board (including a majority of Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Trust, IICO or any subadviser), to appoint an unaffiliated investment subadviser or to materially amend the terms of an investment subadvisory agreement with an unaffiliated investment subadviser for the Fund without first obtaining shareholder approval (except if the change results in an increase in the aggregate advisory fee payable by the Fund). Prior to relying on the Order, the Fund must receive approval of its shareholders. The Order permits the Fund to add or to change unaffiliated investment subadvisers or to change the fees paid to such investment subadvisers from time to time without the expense and delays associated with obtaining shareholder approval of the change. Under the Order, IICO has the ultimate responsibility (subject to oversight by the Trust’s Board) to oversee any investment subadvisers and recommend their hiring, termination and replacement, and IICO may, at times, recommend to the Board that the Fund change, add or terminate its investment subadviser; continue to retain its investment subadviser even though the investment subadviser’s ownership or corporate structure has changed; or materially change the investment subadvisory agreement with its investment subadviser. The Fund will notify shareholders of any change in the identity of an investment subadviser or the addition of an investment subadviser to the Fund.

Shareholders of the Fund have approved the use of the Order. Accordingly, the Fund may make use of the Order.

IVY FUNDS

Supplement dated September 24, 2014 to the

Ivy Emerging Markets Local Currency Debt Fund Prospectus

dated April 30, 2014

and as supplemented May 29, 2014

The following replaces the “Portfolio Managers” section on page 6:

Portfolio Managers

The Pictet Investment Team is primarily responsible for the day-to-day management of the Fund. The Pictet Investment Team consists of Simon Lue-Fong, Senior Investment Manager and Head of Emerging Debt of Pictet UK, Mary-Therese Barton, Senior Investment Manager of Pictet UK, Wee-Ming Ting, Senior Investment Manager and Head of Asian Fixed Income of Pictet Singapore, Philippe Petit, Senior Investment Manager of Pictet Singapore and Guido Chamorro, Senior Investment Manager of Pictet UK. Each has managed the Fund since its inception in April, 2014.

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The following replaces the first paragraph of the “The Management of the Fund–Portfolio Management” section on pages 14-15:

PORTFOLIO MANAGEMENT

Ivy Emerging Markets Local Currency Debt Fund: The Pictet Investment Team is primarily responsible for the day-to-day management of the Fund. The Pictet Investment Team consists of Simon Lue-Fong, Mary-Therese Barton, Wee-Ming Ting, Philippe Petit and Guido Chamorro. They have held their responsibilities for the Fund since its inception in April, 2014. Mr. Lue-Fong joined Pictet UK in 2005 as a Senior Investment Manager and Head of Emerging Debt with responsibility for investment management, product development, and client relations. He has been an investment manager at Pictet since 1991. Mr. Lue-Fong graduated from Bournemouth University with a BA (Hons) degree in Finance. Mary-Therese Barton joined Pictet UK in 2004 as an emerging debt analyst and is a CFA Charter holder. Ms. Barton graduated with a BA in Philosophy, Politics and Economics from Balliol College, Oxford and holds an MSC with distinction in Development Finance from the Centre for Financial Management Studies, SOAS (School of Oriental and African Studies), part of the University of London. Wee-Ming Ting joined Pictet Singapore in 2007 as Head of the Asian Fixed Income in Singapore and is a CFA Charter holder. Mr. Ting graduated with an Honours degree in Electrical & Electronic Engineering from Nanyang Technological University (Singapore) and holds a Master’s degree with distinctions in Public Policy & Management from the University of York. Philippe Petit joined Pictet Singapore in 2003 as a senior emerging market trader with a focus on emerging market bonds and currencies. Mr. Petit obtained a degree in Business Studies from the Ecole Superieure de Commerce de Marseille in France. Guido Chamorro joined Pictet UK in 2005 as a credit analyst. Mr. Chamorro graduated with a BA in Economics from the University of Chicago and holds an MBA from the University of Chicago Graduate School of Business.

Supplement dated September 24, 2014 to the

Ivy Emerging Markets Local Currency Debt Fund Statement of Additional Information

dated April 30, 2014

All references and information related to Orlena Yee are deleted in their entirety.